Exhibit 99.1

Toro Corp. Reports Net Income of $28.2 Million for the Three Months Ended December 31, 2023 and $140.6 Million for the Year Ended December 31, 2023

Limassol, Cyprus, February 12, 2024 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), an international energy transportation services company, today announced its results for the three months and the year ended December 31, 2023.

Highlights of the Fourth quarter Ended December 31, 2023:

◾	Total vessel revenues: $11.9 million, as compared to $38.0 million for the three months ended December 31, 2022, or a 68.7% decrease;
◾	Net income: $28.2 million, as compared to $25.1 million for the three months ended December 31, 2022, or a 12.4% increase;
◾	Earnings (basic) per common share: $1.41 per share, as compared to $2.65 per share for the three months ended December 31, 2022;
◾	EBITDA(1): $28.4 million, as compared to $27.2 million for the three months ended December 31, 2022;
◾	Cash and restricted cash of $155.6 million as of December 31, 2023, as compared to $42.5 million as of December 31, 2022;
◾
Delivery of the M/T Wonder Formosa to its new owners on November 16, 2023, after entering into an agreement to sell the vessel on September 1, 2023 for $18.0 million, resulting in a net capital gain of $8.2 million;

◾
Delivery of the M/T Wonder Vega to its new owners on December 21, 2023, after entering into an agreement to sell the vessel on September 5, 2023 for $31.5 million, resulting in a net capital gain of $16.5 million; and

◾	Repurchased 222,600 common shares at an aggregate cost of $1.0 million under the Company’s share repurchase program approved on November 6, 2023.

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Highlights of the Year Ended December 31, 2023:

◾	Total vessel revenues: $78.5 million, as compared to $111.9 million for the year ended December 31, 2022, or a 29.8% decrease;
◾	Net income: $140.6 million, as compared to $49.9 million for the year ended December 31, 2022, or a 181.8% increase;
◾	Earnings (basic) per common share: $8.69 per share, as compared to $5.28 per share for the year ended December 31, 2022;
◾	EBITDA(1): $144.7 million, as compared to $58.9 million for the year ended December 31, 2022;
◾
On April 17, 2023, the Company entered into a subscription agreement with Pani Corp., a company controlled by our Chairman and Chief Executive Officer, pursuant to which Pani Corp. purchased, 8,500,000 common shares for gross proceeds of $19,465,000;

◾
On August 7, 2023, the Company purchased 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares (“Series D Preferred Shares”) of Castor Maritime Inc. (“Castor”) with a stated amount of $1,000 each for total consideration of $50.0 million in cash; and

◾	Our spin-off (the “Spin-Off”) by Castor was completed on March 7, 2023 and our shares commenced trading on the Nasdaq Capital Market on the same date.

(1)
EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company commented:

“2023 was a milestone year for Toro as it went public in Nasdaq in March, raised new capital in April and entered the LPG segment during the second quarter buying four modern LPG carrier vessels.

The tanker market remained robust during the fourth quarter, during which period we continued to take steps to modernize our fleet, taking advantage of the demand for secondhand tanker vessels to profitably dispose of older tonnage reducing the average age of our fleet to 9.5 years today from 17.7 years at the end of 2022. With the delivery of M/T Wonder Sirius to its buyers in January 2024, the disposals of older tonnage are almost complete, resulting in total to a $99.0 million capital gain for our Company in 2023 and an additional $20.9 million gain expected to be booked in the first quarter of 2024.

Importantly, we started implementing our share repurchase program in November 2023 and bought back $2.8 million worth of shares until February 8, 2024, as we enjoy a strong balance sheet with significant cash balances and currently without any debt following the repayment in January 2024 of our only outstanding loan facility.”

Earnings Commentary:

Fourth quarter ended December 31, 2023, and 2022 Results

Total vessel revenues, net of charterer’s commissions, decreased to $11.9 million in the three months ended December 31, 2023, from $38.0 million in the same period in 2022. This decrease is mainly associated with the (i) reduction in the Available Days of Aframax/LR2 vessels in our fleet to 130 days in the three months ended December 31, 2023 from 514 days in the same period in 2022, due to the sale of five of our six Aframax/LR2 vessels, and (ii) decrease of the Daily TCE Rate to $16,599 in the three months ended December 31, 2023 from $49,768 in the same period in 2022, mainly due to the change in the mix of our fleet following the addition of the LPG vessels which earn a lower Daily TCE Rate than the Handysize and Aframax/LR2 tanker vessels due to their size and the trade they operate in. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses for our fleet decreased by $1.9 million to $1.4 million in the three months ended December 31, 2023, from $3.3 million in the same period of 2022. This decrease in voyage expenses is mainly associated with the decrease in (i) the Ownership Days of the Aframax/LR2 vessels in our fleet due to the decrease of the average number of operating Aframax/LR2 vessels to 1.9 in the three months ended December 31, 2023, from 6.0 vessels in the same period of 2022 and (ii) expenses associated with our vessels’ commercial employment arrangements as during the three months ended December 31, 2023, the majority of our tanker vessels operated under pool agreements pursuant to which our pool operators bear bunker consumption costs and port expenses, whereas in the three months ended December 31, 2022, a number of our Aframax/LR2 vessels operated under voyage charters under which we bore bunker consumption costs and port expenses, resulting in a decrease in such expenses as compared to the fourth quarter of 2022.

The decrease in Vessel operating expenses by $1.3 million to $4.5 million in the three months ended December 31, 2023, from $5.8 million in the same period in 2022, mainly reflects the decrease (i) in the daily vessel operating expenses of the vessels in our fleet to $6,662 in the three months ended December 31, 2023 from $7,884 in the same period in 2022 as a result of the decrease of crewing expenses and (ii) in the Ownership Days of our fleet to 681 days in the three months ended December 31, 2023 from 736 days in the same period in 2022.

Depreciation expenses for our fleet decreased to $1.3 million in the three months ended December 31, 2023, from $1.6 million in the same period in 2022 as a result of the decrease in the Ownership Days of our fleet. Dry-dock and special survey amortization charges amounted to $0.1 million for the three months ended December 31, 2023, compared to a charge of $0.3 million in the three months ended December 31, 2022. This decrease in dry-dock amortization charges primarily resulted from the decrease in dry-dock amortization days from 184 days in the three months ended December 31, 2022 to 102 dry-dock amortization days in the three months ended December 31, 2023.

General and administrative expenses in the three months ended December 31, 2023, amounted to $2.3 million, whereas, in the same period of 2022, general and administrative expenses totaled $0.7 million. This increase is mainly associated with (i) the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $1.2 million and (ii) a $0.8 million flat vessel management fee for the three months ended December 31, 2023. For the three months ended December 31, 2022, General and administrative expenses reflect the expense allocations made to the Company by Castor based on the proportion of the number of Ownership Days of our fleet vessels to the total Ownership Days of Castor’s full fleet.

Management fees amounted to $0.7 million in the three months ended December 31, 2023, unchanged compared to the same period of 2022, and reflect the (i) increased management fees with effect from July 1, 2023, from $975 per vessel per day to $1,039 per vessel per day, which were adjusted under the terms of the Amended and Restated Master Management Agreement effective from July 1, 2022, (ii) entry into new management agreements with Castor Ships S.A. for our four LPG carriers, which are effective from the date of such vessel’s purchase agreements, on April 26, 2023 and (iii) partly offset by the decrease in the Ownership Days of our fleet.

Interest and finance costs, net amounted to $(1.2) million in the three months ended December 31, 2023, whereas, in the same period of 2022, interest and finance costs, net amounted to $0.1 million. This variation is mainly due to higher cash balances compared to the same period of 2022 and the increase in interest income for the three months ended December 31, 2023 on our available cash, which more than offsets the increase in the weighted average interest rate charged on our long-term debt from 6.7% in the three months ended December 31, 2022 to 8.6% in the same period of 2023.

Recent Financial Developments Commentary:

Equity update

On January 16, 2024, the Company paid to Castor a dividend amounting to $0.4 million on its 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from October 15, 2023 to January 14, 2023.

Under the Company’s $5.0 million share repurchase program expiring in March 31, 2024, during the period from January 1, 2024 to February 8, 2024, the Company cancelled the 43,349 treasury shares which were outstanding as of December 31, 2023, and repurchased 321,775 common shares at an aggregate cost of $1.8 million, with $2.2 million remaining under program. Shares may be repurchased in open market transactions and/or privately negotiated transactions. The timing, manner and total amount of any share repurchases will be determined by management at its discretion and will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing share prices, and other considerations. The Company is not obligated to acquire any specific amount of common shares under the program.

As of February 8, 2024, we had 18,978,409 common shares issued and 18,656,634 common shares (net of treasury shares) outstanding.

Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) increased by $113.1 million, from $42.5 million as of December 31, 2022, to $155.6 million as of December 31, 2023. During the year ended December 31, 2023, our cash position increased mainly as a result of (i) $56.1 million of net operating cash flows provided, (ii) $50.7 million of net investing cash flows provided, including $172.9 million of net proceeds from the sale of M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Musica, M/T Wonder Avior, M/T Wonder Formosa and M/T Wonder Vega, partly offset by $50.0 million paid to purchase 50,000 Series D Preferred Shares of Castor and payments of $72.2 million mainly related to the acquisition of LPG Dream Terrax, LPG Dream Arrax, LPG Dream Syrax and LPG Dream Vermax, and (iii) $6.3 million of net financing cash flows provided, including $18.7 million net cash inflow from the subscription agreement with Pani Corp., for the issuance of 8,500,000 common shares, offset by cash payments of $2.7 million to reimburse Spin-Off expenses incurred by Castor on our behalf, $8.0 million for scheduled principal repayments and early prepayment on our debt due to sale of M/T Wonder Polaris, $1.0 million for the payment for repurchase of common shares, $0.9 million for the payment of dividends to Toro on our Series A Preferred Shares for the period from March 7, 2023 to October 14, 2023, and a net inflow for increase in former parent company investment amounting to $0.2 million.

As of December 31, 2023, our total debt, gross of unamortized deferred loan fees, was $5.3 million, of which $1.3 million is repayable within one year, as compared to $13.3 million of gross total debt as of December 31, 2022.

Recent Business Developments Commentary:

On September 1, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Formosa at a price of $18.0 million. The vessel was delivered to its new owner on November 16, 2023. In connection with this sale, the Company recognized a net gain of $8.2 million during the fourth quarter of 2023.

On September 5, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Vega at a price of $31.5 million. The vessel was delivered to its new owner on December 21, 2023. In connection with this sale, the Company recognized a net gain of $16.5 million during the fourth quarter of 2023.

On January 8, 2024, we entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Sirius at a price of $33.8 million. The vessel was delivered to its new owner on January 24, 2024. We expect to record during the first quarter of 2024 a net gain on the sale of the M/T Wonder Sirius of approximately $20.9 million, excluding any transaction related costs. We used part of the proceeds of the sale of the M/T Wonder Sirius to fully prepay the remaining outstanding balance of $5.3 million under our only outstanding loan facility, under which the M/T Wonder Sirius served as security.  As a result, we have no outstanding indebtedness under any facility as of February 9, 2024.

Fleet Employment Status (as of February 9, 2024) During the three months ended December 31, 2023, we operated on average 7.4 vessels earning a Daily TCE Rate(1) of $16,599 as compared to an average of 8.0 vessels earning a Daily TCE Rate(1) of $49,768 during the same period in 2022. Our employment profile as of February 9, 2024 is presented immediately below.

(1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Handysize Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool(1)	N/A	N/A	N/A
LPG Carriers
	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	TC(2) period	$310,000 per month	Aug-24	Aug-25
Dream Arrax	LPG carrier 5,000 cbm	4,753	2015	Japan	TC(2) period	$282,000 per month	Feb-24	Feb-24
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	TC(2) period	$308,500 per month	April-24	May-24
Dream Vermax	LPG carrier 5,000 cbm	5,155	2015	Japan	TC(2) (3) period	$314,950 per month	Mar-25	Mar-26

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)	TC stands for time charter.
(3)
In accordance with the prevailing charter party, on January 31, 2024, the vessel was fixed at a gross charter rate equal to $318,000 per month for a period of minimum 12 to maximum 24 months , commencing March 22, 2024.

Financial Results Overview:

Set forth below are selected financial and operational data of our fleet for each of the three months and year ended December 31, 2023 and 2022, respectively:

	Three Months Ended		Year Ended
(Expressed in U.S. dollars)	December 31, 2023 (unaudited)	December 31, 2022 (unaudited)	December 31, 2023 (unaudited)	December 31, 2022 (unaudited)
Total vessel revenues	$11,923,784	$38,025,385	$78,468,574	$111,885,865
Operating income	$26,421,190	$25,340,834	$136,882,020	$51,592,737
Net income and comprehensive income	$28,226,648	$25,081,412	$140,636,993	$49,926,383
EBITDA(1)	$28,440,767	$27,195,030	$144,719,062	$58,881,032
Earnings (basic) per common share	$1.41	$2.65	$8.69	$5.28
Earnings (diluted) per common share	$0.56	$0.62	$2.87	$1.17

(1)    EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three months and year ended December 31, 2023 and 2022, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended December 31,		Year Ended December 31,
(Expressed in U.S. dollars except for operational data)	2023	2022	2023	2022
Ownership Days (1)(7)	681	736	2,876	3,115
Available Days (2)(7)	637	698	2,734	3,037
Operating Days (3)(7)	626	698	2,650	3,028
Daily TCE Rate (4)	$16,599	$49,768	$27,075	$27,187
Fleet Utilization (5)	98%	100%	97%	100%
Daily vessel operating expenses (6)	$6,662	$7,884	$7,331	$6,969

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

TORO CORP.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
REVENUES
Time charter revenues	3,800,490	1,674,123	12,148,571	13,656,027
Voyage charter revenues	711,879	5,877,545	3,806,244	51,805,097
Pool revenues	7,411,415	30,473,717	62,513,759	46,424,741
Total vessel revenues	$11,923,784	$38,025,385	$78,468,574	$111,885,865
EXPENSES
Voyage expenses (including commissions to related party)	(1,349,942)	(3,287,440)	(4,444,716)	(29,319,414)
Vessel operating expenses	(4,536,522)	(5,802,842)	(21,084,635)	(21,708,290)
General and administrative expenses (including related party fees)	(2,284,920)	(756,211)	(5,357,265)	(2,093,347)
Management fees - related parties	(707,559)	(717,600)	(3,153,660)	(2,833,500)
Depreciation and amortization	(1,380,296)	(1,853,726)	(6,839,702)	(7,294,476)
(Provision)/ Recovery of provision for doubtful accounts	—	(266,732)	266,732	(266,732)
Gain on sale of vessels	24,756,645	—	99,026,692	3,222,631
Operating income	$26,421,190	$25,340,834	$136,882,020	$51,592,737
Interest and finance costs, net (including related party interest costs) (1)	1,192,555	(97,518)	3,108,300	(699,992)
Other expenses, net	392	470	(23,493)	(6,181)
Dividend income from related party	638,889	—	1,020,833	—
Income taxes	(26,378)	(162,374)	(350,667)	(960,181)
Net income and comprehensive income, net of taxes	$28,226,648	$25,081,412	$140,636,993	$49,926,383
Dividend on Series A Preferred Shares	(357,778)	—	(1,166,667)	—
Deemed dividend on Series A Preferred Shares	(752,604)	—	(2,429,275)	—
Net income attributable to common shareholders	$27,116,266	$25,081,412	$137,041,051	$49,926,383
Earnings per common share, basic	$1.41	$2.65	$8.69	$5.28
Earnings per common share, diluted	$0.56	$0.62	$2.87	$1.17
Weighted average number of common shares outstanding, basic:	17,951,267	9,461,009	15,443,485	9,461,009
Weighted average number of common shares outstanding, diluted:	49,026,754	40,536,496	48,659,725	42,677,249

(1)	Includes interest and finance costs and interest income, if any.

TORO CORP.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$155,235,401	$41,779,594
Due from related parties	3,923,315	558,327
Other current assets	5,976,852	12,425,386
Total current assets	165,135,568	54,763,307

NON-CURRENT ASSETS:
Vessels, net	88,708,051	92,486,178
Restricted cash	350,000	700,000
Due from related parties	1,590,501	1,708,474
Investment in related party	50,541,667	—
Other non-currents assets	1,778,343	7,821,144
Total non-current assets	142,968,562	102,715,796
Total assets	308,104,130	157,479,103

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	1,311,289	2,606,302
Due to related parties	315,000	—
Other current liabilities	6,232,735	3,912,749
Total current liabilities	7,859,024	6,519,051
NON-CURRENT LIABILITIES:
Long-term debt, net	3,902,497	10,463,172
Total non-current liabilities	3,902,497	10,463,172
Total liabilities	11,761,521	16,982,223

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 140,000 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively, aggregate liquidation preference of $0 and $140,000,000 as of December 31, 2022 and December 31, 2023, respectively.	119,601,410	—
Total mezzanine equity	119,601,410	—

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment	—	140,496,912
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 19,021,758 shares issued; 1,000 and 18,978,409 shares (net of treasury shares) outstanding as of December 31, 2022, and December 31, 2023 respectively.	19,022	1
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31,2022 and December 31, 2023, respectively.	40	—
Additional paid-in capital	57,244,290	—
Treasury shares; 0 and 43,349 shares as of December 31, 2022 and 2023, respectively.	(223,840)	—
Due from stockholder	—	(1)
Retained Earnings/(Accumulated deficit)	119,701,687	(32)
Total shareholders’ equity	176,741,199	140,496,880
Total liabilities, mezzanine equity and shareholders’ equity	$308,104,130	$157,479,103

TORO CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Year Ended December 31,
	2023	2022
Cash Flows (used in)/provided by Operating Activities :
Net income	$140,636,993	$49,926,383
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	6,839,702	7,294,476
Amortization of deferred finance charges	137,112	119,731
Gain on sale of vessels	(99,026,692)	(3,222,631)
Provision for doubtful accounts	—	266,732
Stock based compensation cost	1,272,698	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	6,484,291	(6,781,154)
Inventories	633,014	2,244,286
Due from/to related parties	(3,788,681)	(3,935,077)
Prepaid expenses and other assets	4,211,685	(4,762,742)
Other deferred charges	—	25,335
Accounts payable	1,492,412	1,304,711
Accrued liabilities	381,414	1,512,592
Deferred revenue	310,000	(547,939)
Dry-dock costs paid	(3,457,629)	(1,906,526)
Net Cash provided by Operating Activities	56,126,319	41,538,177

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	(72,237,732)	(852,603)
Investment in related party	(50,000,000)	—
Net proceeds from sale of vessel	172,943,983	12,641,284
Net cash provided by Investing Activities	50,706,251	11,788,681

Cash flows (used in)/provided by Financing Activities:
Net increase/ (decrease) in Former Parent Company Investment	211,982	(13,460,675)
Issuance of Series B preferred shares	40	—
Gross proceeds from issuance of common shares pursuant to private placement	19,465,000	—
Common shares issuance expenses pursuant to private placement	(817,764)
Payment of Dividend on Series A Preferred Shares	(851,667)	—
Repayment of long-term debt	(7,992,800)	(3,050,000)
Payment for repurchase of common shares	(1,046,908)	—
Payments related to Spin-Off	(2,694,646)	—
Net cash provided by / (used in) Financing Activities	6,273,237	(16,510,675)

Net increase in cash, cash equivalents, and restricted cash	113,105,807	36,816,183
Cash, cash equivalents and restricted cash at the beginning of the period	42,479,594	5,663,411
Cash, cash equivalents and restricted cash at the end of the period	$155,585,401	$42,479,594

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet  to Total vessel revenues, the most directly comparable U.S. GAAP financial measure,  for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2023	2022	2023	2022
Total vessel revenues	$11,923,784	$38,025,385	$78,468,574	$111,885,865
Voyage expenses -including commissions to related party	(1,349,942)	(3,287,440)	(4,444,716)	(29,319,414)
TCE revenues	$10,573,842	$34,737,945	$74,023,858	$82,566,451
Available Days	637	698	2,734	3,037
Daily TCE Rate	$16,599	$49,768	$27,075	27,187

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2023	2022	2023	2022
Net Income	$28,226,648	$25,081,412	$140,636,993	$49,926,383
Depreciation and amortization	1,380,296	1,853,726	6,839,702	7,294,476
Interest and finance costs, net (1)	(1,192,555)	97,518	(3,108,300)	699,992
US source income taxes	26,378	162,374	350,667	960,181
EBITDA	$28,440,767	$27,195,030	$144,719,062	$58,881,032

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance (including the expected deliveries of vessels by us discussed herein and with respect to our share repurchase program), and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include our ability to realize the expected benefits of vessel acquisitions and the effect of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, the effects of the Spin-Off, our business strategy, shipping markets conditions and trends,  our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation (including as a result of the maritime incidents in and around the Red Sea), changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of adverse weather and natural disasters, accidents or the occurrence of other events related to the operational risks associated with transporting crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: ir@torocorp.com